UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2026

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

ReNew Energy Global Plc to hold its fifth Annual General Meeting on September 16, 2026

Gurugram, India; August 17, 2026: ReNew Energy Global Plc (“ReNew” or “the Company”) (NASDAQ: RNW, RNWWW) today announced that it will hold its fifth Annual General Meeting (AGM) of shareholders in London, United Kingdom, on September 16, 2026.

The Company will propose the following resolutions at the AGM:

Resolution No. 1	To receive the Company’s annual report and accounts prepared in accordance with the U.K. Companies Act for the financial year ended March 31, 2026;
Resolution No. 2	To approve the directors’ remuneration report of the Company for the financial year ended March 31, 2026;
Resolution No. 3	To re-appoint KNAV Limited as the U.K. statutory auditors of the Company; and
Resolution No. 4	To authorise the Board and Audit Committee to determine the remuneration of the auditors.

Only shareholders of record at 23:59 (Eastern Daylight Time) on August 18, 2026 (the “Record Date”) will be entitled to attend and vote at the AGM. Changes to the register of members after the Record Date will be disregarded in determining the rights of any person to attend and vote at the meeting. Beneficial shareholders whose shares are held in a stock brokerage account or by a broker, bank or other nominee will receive information on how to provide voting instructions for their shares.

The AGM notice and the Company’s U.K. Companies Act annual accounts and reports for the financial year ended March 31, 2026 (containing the directors’ report, strategic report, directors’ remuneration report, annual accounts, and auditor’s report for the financial year ended March 31, 2026) are expected to be published on or around August 22, 2026, and will then be available in the Investor Relations section of ReNew’s website at https://investor.renew.com. Shareholders may request hard copies of these documents free of charge by submitting a written request to the Company’s registered office.

Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms, or conditions, or that are not statements of historical matters. Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results.

The Company’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), together with its Form 6-Ks furnished to the SEC, outlines certain of these risks and uncertainties which may cause actual results to differ. Forward-looking statements should be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About ReNew

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew’s clean energy portfolio of ~20.2 GW (including 1.7 GW/6.2 GWh of BESS) on a gross basis as of May 18, 2026, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions, delivered in a just and inclusive manner, across clean energy, digitized value-added energy offerings, energy storage, and carbon markets that are increasingly integral to addressing climate change. In addition, ReNew has 6.4 GW of solar module and 2.5 GW of solar cell manufacturing capacities and is expanding its solar cell manufacturing capacity by an additional 4 GW, which is expected to be operational by December 2026. For more information, visit www.renew.com and follow us on LinkedIn, Facebook, X and Instagram.

Press Enquiries

pr@renew.com

Investor Enquiries

Anunay Shahi

Nitin Vaid

ir@renew.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 17, 2026	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Chief Financial Officer